

October 27, 2009

By U.S. mail and facsimile to (55) 51 3323-2281

Mr. Osvaldo Burgos Schirmer, Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

> **RE: Gerdau S.A.**
> **Form 20-F/A for the fiscal year ended December 31, 2008**
> **Filed July 21, 2009**
> **Form 6-K filed August 6, 2009**
> **File No. 1-14878**

Dear Mr. Schirmer:

   We have reviewed your response letter dated October 9, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F/A for the fiscal year ended December 31, 2008

General

1. We note your response to comment 1 indicating you are a vertically integrated company and your mining operations are not material. Please remove all estimates or references to reserves similar to those disclosed on page 17 and all potential reserves as found on page 40 from your filing. Supplementally as support for your assertion your mining operations are not material, please provide your total asset values, total operating costs, and your internal transfer prices or revenues as allocated to your exploration, mining and concentrating and/or pelletizing facilities/properties, if any. This request would only include your iron ore, coal, and limestone operations, and any related concentrating, beneficiation or processing faculties, but not your blast furnaces, other downstream operations, or your corporate facilities.

Item 5. Operating and Financial Review and Prospects, page 44

Description of Restrictive Covenants, page 62

2. We have read your response to comment 6 in our letter dated September 2, 2009. Please confirm to us you will revise future filings to disclose why a temporary reset of certain covenants was sought, and to disclose the actual amount achieved as of the most recent practicable date, as previously requested.

Financial Statements

Note 17 – Financial Instruments, page F-63

3. We have read your response to comment 10 in our letter dated September 2, 2009. Please clarify the information you propose to include in your table in future filings so readers can understand the specific market index that carries material loss exposure for the Company. For example, a 25% variation will impact non deliverable forwards by $44.5 million, but it is not clear what exchange rate variance will cause that to happen, e.g, will this happen if the US dollar increases 25% relative to the Euro, or if the US dollar decreases 25% relative to the Euro, or is it another set of currencies altogether? Please also confirm you will clarify in future filings whether you are netting gains and losses. For example, a disclosure that $50 million of losses in 2008 on foreign currency derivatives may cause readers to mistakenly believe that the activity was immaterial if in fact there was $500 million of currency derivative gains that were being netted against $550 million of currency derivative losses.

Form 6-K dated August 6, 2009

4. We have read your response to comment 12 in our letter dated September 2, 2009. Please tell us and disclose in future filings the nature of the "other related costs" for which you recognized an impairment of R$101,469 during the second quarter of 2009. You have also told us that R$31,458 is for goodwill related to certain equity-method investments, for which you recognized an impairment of R$46,092. Please tell us and disclose in future filings the cash generating unit(s) attributable to this R$31,458 charge.

5. Regarding goodwill impairment, for those cash generating units whose estimated fair value is not substantially in excess of the carrying value and to the extent that goodwill for these cash generating units, either individually or in the aggregate, could materially impact your operating results, please provide the following disclosures for each of these cash generating units in future filings:
   - Identify the cash generating unit(s).

- The percentage by which fair value exceeds the carrying value as of the most recent step-one test.
- The amount of goodwill.
- A description of the assumptions that drive the estimated fair value.
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your cash generating units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

6. We note the R$426,420 impairment for property, plant and equipment. In future filings please disclose the carrying value of the assets associated with the affected business(es) so readers can understand the assets at risk.

7. We have read your response to comment 13 in our letter dated September 2, 2009. Based on what you have told us, it is not clear to us how you determined that there was no reasonable likelihood on July 21, 2009 of a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. Given the magnitude of the charge, please confirm to us you will clarify in future filings the chronology of events as discussed in your response leading up to the impairment. Please be advised in the future that Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." In this regard, the fact that decisions by management were still pending and analyses on impairment were still not conclusive on July 21, 2009, would not satisfy the aforementioned reporting requirements.

Mr. Osvaldo Burgos Schirmer
Gerdau S.A.
October 27, 2009
Page 4

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   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mine Engineer, at (202) 551-3718, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief